UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Longleaf Partners Funds(r)

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	59 employees
Assets Under Management (03/31/11)	$36.6 billion
US large cap equities	$18.8 billion ($9.3B Longleaf Partners Fund)
Global equities	$11.6 billion ($0.2B Longleaf Partners Global Fund (UCITS))
US small cap equities *(closed)*	$3.3 billion ($3.3B Longleaf Partners Small-Cap Fund)
Non-US equities	$2.9 billion ($2.3B Longleaf Partners International Fund)
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Southeastern's employees and related parties are the largest Longleaf Partners investor group. Employees must use the Longleaf Funds to own public equities unless granted an exception.
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

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Representative Separate Account Client List

Corporate Retirement Plans

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
EDS
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
Lonza America
National Australia Group
National Grid USA
Nestle
Northern Foods
Northrop Grumman
Ormet
Pactiv
Parker Hannifin
Pearson Group Pension
Rollins
Stagecoach

Academic Institutions

Amherst College
Allegheny College
Claremont McKenna College
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
Temple University
University of Colorado
University of Nebraska
University of Pittsburgh
University of Rochester
Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation
American Psychological Association
Carnegie Institution of Washington
Dana-Farber Cancer Institute
Muriel Kauffman Foundation
The Andrew W. Mellon Foundation
The Church Pension Fund
The Nature Conservancy
The New York Public Library
Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 03/31/11. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

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Global Research/Portfolio Management Team 4 Years Experience Years at Southeastern Location Mason Hawkins, CFA (CEO) 39 36 Memphis Staley Cates, CFA (CIO) 25 25 Memphis Jim Thompson, CFA 23 13 Memphis Ken Siazon 17 5 Singapore Scott Cobb 16 5 London Lowry Howell, CFA 16 5 Memphis Jason Dunn, CFA 14 14 Memphis Josh Shores, CFA 9 4 London Ross Glotzbach, CFA 8 7 Memphis Brandon Arrindell 4 1 Memphis Manish Sharma 4 1 Singapore Research Analysts/Fund Portfolio Managers Client Portfolio Managers Years Experience Years at Southeastern Location Fraser Marcus 35 1 Memphis/London Jim Barton, CFA 20 13 Memphis Lee Harper 18 18 Memphis Peter Montgomery 14 1 Memphis Gary Wilson, CFA 13 9 Memphis Gwin Myerberg 7 3 London John Owen 5 1 Memphis

Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. Stocks represent ownership in a business enterprise. Every business enterprise has a value. With analytical work approximate corporate worth can be determined for most businesses. When we buy stocks at significant discounts to their corporate worth: It protects capital from significant loss over the long-term. It allows for large reward when the value is recognized. Investment Philosophy 5

Security Selection Criteria Good Business Understandable Financially Sound Competitive Advantages Pricing Power Generates Free Cash Flow which will grow Good People Honorable and Trustworthy Capable Operators Capable Capital Allocators Shareholder-oriented Proper Incentives Good Price 60% or Less of Intrinsic Value where appraisals are determined by: Present Value of Future FCF Net Asset Value Comparable Business Sales 6

Year 1 Year 2 Year 3 Year 4 Year 5 $10 $20 $30 $40 $50 $60 $70 $80 Market Price/Share 29% Compound Annual Return Value or Price per share Investment = Safety of Principal + Adequate Return Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7 12% Growth of Corporate Intrinsic Value/Share

Sell Discipline Price reaches appraisal and no margin of safety remains The portfolio's risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value Future earnings power becomes severely impaired by threats to its business Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

Research Process Worldwide Universe: Market Caps over $500 million Understandable Business with Reasonable Economics & Structure Apparent Undervaluation Undervaluation with Good Business/People Portfolio Investments 4,000 2,000 400 40 20 # of companies Participants Individual analyst 2+ analysts scrutinize management Team debates case, Team decides More in-depth valuation by analyst with team input + We spend over 80% of our time on this part of the process 9

Risk Management Individual Investments Purchase stocks at less than 60% of intrinsic value to ensure a wide margin of safety Own competitively advantaged companies Partner with high quality management Own financially sound companies Invest for the long-term Research team makes decisions Devil's Advocate role 10 Portfolio Construction Concentrate in 18-22 most qualified names for adequate diversification Manage portfolio exposure: Normal position size 5% with occasional overweights Stock ownership typically <15% 3 company limit in same industry Hold cash if no qualifying investments Comply with individual client guidelines Research team decides firm-wide changes Client portfolio managers monitor individual portfolios in real time Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk.

Time Horizon: We assess a company's value based on a conservative view of the next 7 years, and our average holding period is approximately 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. Valuation: We know how to appraise companies. Our valuations anchor our investment process. Price discipline: We demand a significant discount from intrinsic value to provide a large margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. Concentration: We invest in the most qualified 18 to 22 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. Client-Partnership: We align our interests with our clients' by investing our capital alongside theirs. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. Corporate contacts: We have a 36-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. Continuity: The team approach to portfolio decisions and the tenure of the team's members ensure the continuity of the investment disciplines employed for over three decades. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. Competitive Advantages 11

Longleaf Partners Fund Information Portfolio Details at 3/31/11 IPO 4/8/87 Assets $9.3 billion # of Securities 24 YTD Expense ratio 0.90% YTD Turnover 2.4% Wtd. market cap $25.3 billion Symbol LLPFX Net Asset Value $30.73 Top 10 Holdings at 3/31/11 Chesapeake Energy 9.2% Dell 7.7% DIRECTV 7.3% Aon Corporation 5.9% News Corp 5.3% Travelers Companies 4.8% The Bank of New York Mellon 4.6% Yum! Brands 4.5% Loews 4.5% Liberty Media 4.2% 12

Longleaf Partners Fund Performance

Periods ending 3/31/11, net of fees

Cumulative Total Return

	1 year	5 years	10 years	15 years	20 years	IPO (4/8/87)
LLPF	**19.9%**	**6.7%**	**79.0%**	**266.5%**	**796.6%**	**1245.9%**
S&P 500	15.7%	13.8%	38.3%	168.3%	431.9%	686.1%

Annualized Return

	1 year	5 years	10 years	15 years	20 years	IPO (4/8/87)
LLPF	**19.9%**	**1.3%**	**6.0%**	**9.0%**	**11.6%**	**11.5%**
S&P 500	15.7%	2.6%	3.3%	6.8 %	8.7%	9.0%

In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. Please call 800-445-9469 or view Longleaf's website www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund.

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Longleaf Partners Fund Performance

Yearly Performance, net of fees as of 3/31/11

Year	Net	S&P 500
1987*	-13.00%	-13.30%
1988	35.20%	16.60%
1989	23.30%	31.70%
1990	-16.40%	-3.10%
1991	39.20%	30.50%
1992	20.50%	7.60%
1993	22.20%	10.10%
1994	9.00%	1.30%
1995	27.50%	37.60%
1996	21.00%	23.00%
1997	28.30%	33.40%
1998	14.30%	28.60%
1999	2.20%	21.00%
2000	20.60%	-9.10%
2001	10.30%	-11.90%
2002	-8.30%	-22.10%
2003	34.80%	28.70%
2004	7.10%	10.90%
2005	3.60%	4.90%
2006	21.60%	15.80%
2007	-0.40%	5.50%
2008	-50.60%	-37.00%
2009	53.60%	26.50%
2010	17.90%	15.10%
YTD	8.70%	5.90%

**Partial year, initial public offering 4/8/87*

Average annual total returns for the Fund and its respective benchmark for the one, five, and ten year period ended March 31,2011 are as follows: Partners Fund, 19.9%,1.3%, and 6.0%; S&P 500, 15.7%, 2.6%, and 3.3%. In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. Please call 800-445-9469 or view www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund.

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Longleaf Partners Small-Cap Fund Information Portfolio Details at 3/31/11 IPO 2/21/89 Assets $3.3 billion # of Securities 22 YTD Expense ratio 0.92% YTD Turnover 3.4% Wtd. market cap $3.5 billion Symbol LLSCX Net Asset Value $29.08 Top 10 Holdings at 3/31/11 tw telecom 7.4% Texas Industries 6.1% Service Corp 5.9% Fairfax Financial 5.5% Fair Isaac 5.3% DineEquity 5.0% Wendy's/Arby's Group 4.6% Dillard's 4.5% Markel Corporation 4.4% Worthington Industries 4.2% 15

Longleaf Partners Small-Cap Fund Performance

Periods ending 3/31/11, net of fees

Cumulative Total Return

	1 year	5 years	10 years	15 years	IPO (2/21/89)
LLSC	**20.9%**	**33.9%**	**161.3%**	**440.0%**	**888.3%**
Russell 2000	25.8%	17.9%	113.3%	210.0%	641.8%

Annualized Return

	1 year	5 years	10 years	15 years	IPO (2/21/89)
LLSC	**20.9%**	**6.0%**	**10.1%**	**11.9%**	**10.9%**
Russell 2000	25.8%	3.6%	7.9%	7.8%	9.5%

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or view Longleaf's website www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund.

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Longleaf Partners Small-Cap Fund Performance

Yearly Performance, net of fees as of 3/31/11

Year	Net	Russell 2000	Year	Net	Russell 2000	Year	Net	Russell 2000
1989*#	25.50%	10.60%	1997	29.00%	22.40%	2005	10.80%	4.60%
1990*	-30.10%	-19.50%	1998	12.70%	-2.60%	2006	22.30%	18.40%
1991*	26.30%	46.00%	1999	4.10%	21.30%	2007	2.80%	-1.60%
1992	6.90%	18.40%	2000	12.80%	-3.00%	2008	-43.90%	-33.80%
1993	19.80%	18.90%	2001	5.50%	2.50%	2009	49.30%	27.20%
1994	3.70%	-1.80%	2002	-3.70%	-20.50%	2010	22.30%	26.90%
1995	18.60%	28.50%	2003	43.90%	47.30%	YTD	9.7%	7.9%
1996	30.60%	16.50%	2004	14.80%	18.30%			

 # Partial year, initial public offering on 2/21/89 – 12/31/89
**From public offering through 3/31/91, Fund was managed by a different portfolio manager.*

Average annual total returns for the Fund and its respective benchmark for the one, five, and ten year period ended March 31,2011 are as follows: Small-Cap Fund, 20.9%, 6.0%, and 10.1%; Russell 2000, 25.8%, 3.6%, and 7.9%. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or view Longleaf's website www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund.

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Longleaf Partners International Fund Information Portfolio Details at 3/31/11 IPO 10/26/98 Assets $2.3 billion # of Securities 21 YTD Expense ratio 1.38% YTD Turnover 6.8% Wtd. market cap $18.7 billion Symbol LLINX Net Asset Value $15.78 Top 10 Holdings at 3/31/11 ACS Actividades 9.8% NKSJ Holdings 7.6% Fairfax Financial Holdings 7.4% HRT 7.1% Accor 5.1% Cheung Kong 5.0% Willis 4.9% Yum!Brands 4.8% Carrefour 4.7% Dell 4.2% 18

Longleaf Partners International Fund Performance

Periods ending 3/31/11, net of fees

	Cumulative Total Return				Annualized Return			
				IPO				IPO
	1 year	5 years	10 years	(10/26/98)	1 year	5 years	10 years	(10/26/98)
LLIN	**14.6%**	**11.4%**	**74.8%**	**225.6%**	**14.6%**	**2.2%**	**5.7%**	**9.9%**
MSCI EAFE	10.4%	6.7%	69.0%	73.7%	10.4%	1.3%	5.4%	4.6%

In 1998, MSCI EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. Please call 800-445-9469 or view Longleaf's website www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund.

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Longleaf Partners International Fund Performance

Yearly Performance, net of fees as of 3/31/11

Year	Net	MSCI EAFE	Year	Net	MSCI EAFE
1998*	9.0%	10.9%	2005	12.9%	13.5%
1999	24.4%	27.0%	2006	17.1%	26.3%
2000	25.9%	-14.1%	2007	15.3%	11.2%
2001	10.5%	-21.4%	2008	-39.6%	-43.4%
2002	-16.5%	-15.9%	2009	23.2%	31.8%
2003	41.5%	38.6%	2010	13.7%	7.8%
2004	10.2%	20.3%	YTD	2.9%	3.4%

**Partial year, initial public offering 10/26/98*

Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended March 31, 2011 are as follows: International Fund, 14.6%, 2.2%, 5.7%; EAFE, 10.4%, 1.3%, 5.4%. In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. Please call 800-445-9469 or view www.longleafpartners.com for the most recent performance or www.longleafpartners.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund.

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Appendix - Biographies O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President and Chief Investment Officer Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Co-Manager International Fund and Principal Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Ken Ichikawa Siazon Co-Manager International Fund and Principal Southeastern since 2006. Based in Singapore. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Research Analysts/Fund Portfolio Managers 21

Appendix - Biographies James E. Thompson, Jr., CFA Senior Analyst Southeastern 1996-2007 and since 2010. 2009-2010, Senior Vice President and Team Leader, Cundill, Vancouver. 2007-2009, Bryant Asset Management and Research Consultant to Southeastern Asset Management, Palo Alto, CA. 1996-2007, Vice President, Southeastern Asset Management, Memphis & London. 1994-1995, Vice President, Salem Investment Counselors, Winston-Salem. 1991-1993, Director of Research, Wilmington Capital Management, Wilmington. 1987-1990, Senior Analyst, Wachovia Bank and Trust Co., Winston-Salem. B.S. (Business Administration) University of North Carolina, 1982 M.B.A. University of Virginia, 1986 Jason E. Dunn, CFA Analyst and Principal Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 Ross Glotzbach, CFA Analyst and Principal Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 Lowry H. Howell, CFA Analyst and Principal Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Research Analysts/Fund Portfolio Managers Continued 22

Appendix - Biographies Josh Shores, CFA Analyst and Principal Southeastern since 2007. Based in London. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Brandon Arrindell Analyst Southeastern since 2010. 2008-2009, Investment Banking Analyst, Morgan Stanley, New York. B.A. (Economics) Harvard College, 2008 Manish Sharma Analyst Southeastern since 2010. Based in Singapore. 2009, Equity Research Intern, State Bank of India, Mumbai. 2008, Equity Research Intern, Weitz Funds, Omaha. 2008, Equity Research Intern, MFS Investment Management, London. 2006-2007, Senior Manager, American Express, New York. 2003-2006, Senior Analyst, Capital One Finance, Boise. B. Tech. (Mechanical Engineering) Indian Institute of Technology, 2000 M.S. (Mechanical Engineering) Michigan State University, 2003 M.B.A. University of Chicago, 2009 Research Analysts/Fund Portfolio Managers Continued 23

Appendix - Biographies

Client Portfolio Managers

Lee B. Harper — **Head of Client Portfolio Management and Principal**

Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

Fraser E. Marcus — **Head of Global Business Development**

Southeastern since 2010. Based in Memphis/London.
2007-2009, Head Strategic Advisory Europe and Middle East, Lehman Asset Management, London.
2004-2007, Managing Partner, Dartmouth Capital Partners LLP, London.
1999-2004, Managing Director, Co-Head Investment Banking, ING Barings, London.
1993-1999, Managing Partner, The Chief Executive Partnerships, London.
1979-1993, Managing Director, Investment Banking, Salomon Brothers, London & New York.
1976-1979, Vice President, Manufacturers Hanover Limited, London & New York.
B.A. (English and Mathematics) Dartmouth College, 1976

Jim Barton, Jr., CFA — **Client Portfolio Manager and Principal**

Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwigburg, Germany.
B.A. (History) Dartmouth College, 1989

Gary M. Wilson, CFA — **Client Portfolio Manager and Principal**

Southeastern since 2002.
1998-2002, Associate, Citigroup, Tokyo.
1993-1994, Analyst, Baystate Financial Services, Boston.
B.A. (History) Colgate University, 1992
MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998

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Appendix - Biographies

Client Portfolio Managers Continued

Gwin Myerberg **Client Portfolio Manager**
Southeastern since 2008. Based in London.
2006-2008, Investor Relations, Thales Fund Management, New York.
2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT.
2003-2004, Consultant, Deloitte and Touche, New York.
B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003

Peter T. Montgomery **Mutual Fund Institutional Client Manager**
Southeastern since 2010.
2006-2010, Senior Relationship Manager, Private Capital Management, Naples.
1997-2005, Relationship Manager, Trusco Capital Management, Atlanta.
B.S./B.A. (Economics) Western Carolina University, 1994
M.B.A. (Finance) Georgia State University, 2002

John R. Owen, Jr. **Client Portfolio Management Associate**
Southeastern since 2010.
2006-2010, Account Manager, DeMarche Associates, Inc., Kansas City, MO.
2004-2006, Manager, Georgia-Carolina Manufacturing Co., Augusta, GA.
2001-2004, Analyst, Willamette Management Associates, Atlanta, GA.
B.S. (Management) Georgia Institute of Technology, 2001

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Contact Information UK Address Southeastern Asset Management International (UK) Limited 37 Upper Brook Street London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Gwin Myerberg gmyerberg@llpf.com 26 US Address Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 901-761-2474 (phone) Contacts Jim Barton jbarton@llpf.com Lee Harper lharper@llpf.com Fraser Marcus fmarcus@llpf.com Peter Montgomery pmontgomery@llpf.com John Owen jowen@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com